

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2023

Brian Cobb
Chief Financial Officer
Heritage Global Inc.
12625 High Bluff Drive, Suite 305
San Diego, CA 92130

      Re: Heritage Global Inc.
           Registration Statement on Form S-3
           Filed September 14, 2023
           File No. 333-274514

Dear Brian Cobb:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Rucha Pandit at (202) 551-6022 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services

cc: Jon Stanley